UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 24, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sigma Labs, Inc.

File No. 33-02783-S - CF# 32842

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       Sigma Labs, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2015.

       Based on representations by Sigma Labs, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

           Exhibit 10.1   through August 7, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                     Brent J. Fields
                     Secretary